

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 26, 2006

Mr. Craig D. Loseke
Chief Accounting Officer
Geodyne Energy Income Limited Partnership
Two West Second Street
Tulsa, Oklahoma 74103

> **Re:** **Geodyne Energy Income Limited Partnership –**
> **I-D, I-E, I-F**
> **II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 29, 2006**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2006**
> **Filed November 20, 2006, 2006**
> **File Nos. 0-15831, 0-15832, 0-15833**
> **0-16388, 0-16405, 0-16981, 0-16980, 0-17320, 0-17799, 0-17802,**
> **0-18305**

Dear Mr. Loseke:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Geodyne Energy Income Limited Partnerships I-D - I-F

Form 10-K for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 46

1.   Please disclose whether there were any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting as required by Item 308(c) of Regulation S-K. See also Regulation S-K, paragraph 4(d) of Exhibit 31. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2006.

Executive Compensation, page 48

2.   We note your statement on page 53 that "The dollar amount of such compensation paid by the Partnerships to the affiliates is impossible to quantify as of the date of this Annual Report." Please provide us with additional information that will support your statement so that we may better understand why it is impossible for you to quantify the amount of compensation paid by the Partnerships to these affiliates.

1. Organization and Summary of Significant Accounting Polices, page F-19

Deferred Charge, page F-23

3.   We note your disclosure that "The Deferred Charge represents costs deferred for lease operating expenses incurred in connection with the Partnerships' underproduced gas imbalance positions;" and that the "rate used in calculating the deferred charge is the average annual production costs per Mcf." We note like disclosure for your accrued liability. Please support your accounting for these charges and reference the accounting literature that supports your methodology.

4. Supplemental Oil and Gas Information, page F-29

4.   We note your disclosure under the Costs Incurred heading that the amounts you present exclude asset retirement costs. Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e property acquisition, exploration and/or development costs), as we believe there is no provision for the exclusion of these amounts under the guidance in paragraph 21 of SFAS 69.

Quarterly Financial Data, page F-36

5.   We note your footnote that Gross Profit represents "Total revenues less oil and gas production expense." Please tell us whether or not you have included deprecation relating to property, plant and equipment in your determination of Gross Profit. In this regard, please note that this measure should reflect the full absorption costing principle and include all costs and expenses associated directly with or allocated to your products and services sold. As such, these costs and expenses should include inventoriable costs of assets incident to or necessary for providing products and services, including applicable depreciation, depletion and amortization. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross profit excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross profit and be reflected in that metric. Please modify your presentation as necessary.

Exhibits 31

6.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should not make reference to the "annual" report throughout the certification.

Engineering Comments

Properties, page 14

Proved Reserves and Net Present Value, page 19

7.   We note your disclosure, "Certain reserve information was reviewed by Ryder Scott Company, L.P…". Please modify your disclosure to describe the procedures performed by and the conclusions reached by your consultant. Address the nature and extent of "certain reserve information."

Supplemental Oil and Gas Information, page F-29

Quantities of Proved Oil and Gas Reserves – Unaudited, page F-32

8.   We note the disclosure of significant changes to your partnerships' proved
        reserves. Paragraph 11 of SFAS 69 requires "appropriate explanation of
        significant changes" to proved reserves. Please modify your disclosure to explain
        the changes to your proved reserves as required by SFAS 69.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

1. Accounting Policies, page 16

Oil and Gas Properties, page 18

9.   We note your disclosure stating that "In the third quarter of 2006, natural gas
        prices declined significantly. Consequently, the partnerships incurred
        impairments utilizing the natural gas spot prices that existed on September 30,
        2006." Please tell us in specific detail how you measured the impairment loss and
        in particular, explain why you believe the spot price represents fair value in
        accordance with paragraph 22 of SFAS 144.

Geodyne Energy Income Limited Partnerships II-A – II-H

Form 10-K for the Fiscal Year Ended December 31, 2005

Legal Proceedings, page 36

10.   Based on your disclosures regarding the litigation surrounding the royalty and
        overriding royalty payments, please confirm, if true, that you have recorded loss
        contingencies to the extent required by the guidance in SFAS 5 or otherwise
        advise.

Controls and Procedures, page 77

11.   Please disclose whether there were any changes in your internal control over
        financial reporting identified in connection with the evaluation required by
        paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the
        last fiscal quarter that has materially affected, or is reasonably likely to materially
        affect, your internal control over financial reporting as required by Item 308(c) of
        Regulation S-K. See also Regulation S-K, paragraph 4(d) of Exhibit 31. This
        comment also applies to your Form 10-Q for the fiscal quarter ended September
        30, 2006.

Executive Compensation, page 79

12.   We note your statement on page 88 that "The dollar amount of such compensation paid by the Partnerships to the affiliates is impossible to quantify as of the date of this Annual Report." Please provide us with additional information that will support your statement so that we may better understand why it is impossible for you to quantify the amount of compensation paid by the Partnerships to these affiliates.

1. Organization and Summary of Significant Accounting Polices, page F-49

Deferred Charge, page F-53

13.   We note your disclosure that "The Deferred Charge represents costs deferred for lease operating expenses incurred in connection with the Partnerships' underproduced gas imbalance positions;" and that the "rate used in calculating the deferred charge is the average annual production costs per Mcf." We note like disclosure for your accrued liability. Please support your accounting for these charges and reference the accounting literature that supports your methodology.

4. Supplemental Oil and Gas Information, page F-63

14.   We note your disclosure under the Costs Incurred heading that the amounts you present exclude asset retirement costs. Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e property acquisition, exploration and/or development costs), as we believe there is no provision for the exclusion of these amounts under the guidance in paragraph 21 of SFAS 69.

Quarterly Financial Data, page F-75

15.   We note your footnote that Gross Profit represents "Total revenues less oil and gas production expense." Please tell us whether or not you have included deprecation relating to property, plant and equipment in your determination of Gross Profit. In this regard, please note that this measure should reflect the full absorption costing principle and include all costs and expenses associated directly with or allocated to your products and services sold. As such, these costs and expenses should include inventoriable costs of assets incident to or necessary for providing products and services, including applicable depreciation, depletion and amortization. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross profit excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before

presenting gross profit and be reflected in that metric. Please modify your presentation as necessary.

Exhibits 31

16.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should not make reference to the "annual" report throughout the certification.

Engineering Comments

Properties, page 15

Proved Reserves and Net Present Value, page 30

17.   We note your disclosure, "Certain reserve information was reviewed by Ryder Scott Company, L.P…". Please modify your disclosure to describe the procedures performed by and the conclusions reached by your consultant. Address the nature and extent of "certain reserve information."

Supplemental Oil and Gas Information, page F-63

Quantities of Proved Oil and Gas Reserves – Unaudited, page F-66

18.   We note the disclosure of significant changes to your partnerships' proved reserves. Paragraph 11 of SFAS 69 requires "appropriate explanation of significant changes" to proved reserves. Please modify your disclosure to explain the changes to your proved reserves as required by SFAS 69.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

1. Accounting Policies, page 36

Oil and Gas Properties, page 38

19.   We note your disclosure stating that "In the third quarter of 2006, natural gas prices declined significantly. Consequently, the partnerships incurred impairments utilizing the natural gas spot prices that existed on September 30, 2006." Please tell us in specific detail how you measured the impairment loss and in particular, explain why you believe the spot price represents fair value in accordance with paragraph 22 of SFAS 144.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief